EXHIBIT 99.1

Grown Rogue to Report Third Quarter 2025 Financial Results and Host Conference Call on November 11, 2025

MEDFORD, Ore., Oct. 20, 2025 /CNW/ - Grown Rogue International Inc. ("Grown Rogue" or the "Company") (CSE: GRIN) (OTC: GRUSF), a flower-forward cannabis company combining craft values with disciplined execution, will report its financial results for the third quarter ended September 30, 2025, on Tuesday, November 11, 2025, after market close.

The Company will also host a conference call on Tuesday, November 11, 2025, at 5:00 p.m. Eastern Time (2:00 p.m. Pacific Time) to discuss the results and provide a corporate update.

CEO Obie Strickler and members of the management team will host the call, followed by a question-and-answer period.

Conference Call Details

Date:	Tuesday, November 11, 2025
Time:	5:00 p.m. Eastern Time (2:00 p.m. Pacific Time)
Webcast:	Register
Dial-in:	1-800-836-8184 (North America Toll-Free)

A telephone replay of the conference call will be available until November 18, 2025, by dialing (+1) 888 660 6345 and using replay code: 88691#. The webcast will be archived on Grown Rogue's Investor Relations website for approximately 90 days following the call. For assistance, please contact: invest@grownrogue.com.

About Grown Rogue

Grown Rogue International Inc. (CSE: GRIN) (OTC: GRUSF) is a flower-forward cannabis company rooted in Oregon's Rogue Valley, a region known for its deep cannabis heritage and commitment to quality. With operations in Oregon, Michigan, and New Jersey—and expansion underway in Illinois— Grown Rogue specializes in producing designer-quality indoor flower. Known for exceptional consistency and care in cultivation, our products are valued by retailers, budtenders, and consumers alike.

By blending craft values with disciplined execution, we've built a scalable, capital-efficient platform designed to thrive in competitive markets. We believe sustained excellence in cannabis flower production is the engine of the industry's supply chain—and our competitive advantage. For more information about Grown Rogue, please visit www.grownrogue.com.

SOURCE Grown Rogue International Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/October2025/20/c2412.html

%CIK: 0001463000

For further information: General Inquiries and Investor Contact: Obie Strickler, Chief Executive Officer, obie@grownrogue.com; Investor Relations: invest@grownrogue.com, (458) 226-2662

CO: Grown Rogue International Inc.

CNW 07:00e 20-OCT-25